SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

UPM-Kymmene Corporation

Stock Exchange Release February 1,2005 at 12:45

SUMMONS TO A GENERAL MEETING OF SHAREHOLDERS

The shareholders of UPM-Kymmene Corporation are hereby summoned to the company’s Annual General Meeting to be held on Thursday, 31 March 2005, beginning at 2.30 pm in the Helsinki Fair Centre, Congress Wing Entrance, address Messuaukio 1, 00520 Helsinki. The names of the participants will be checked and the voting slips issued beginning at 1.30 pm.

The following matters will be dealt with at the meeting:

1.

Matters pertaining to the Annual General Meeting as stated in Article 11 of the company’s Articles of Association.

2.

The Board of Directors’ proposal to reduce the share capital.

The contents of the proposal are as follows:

The purpose of reducing the share capital is to invalidate own shares held by the company.

The company’s share capital will be reduced by no more than EUR 44,504,130.

The share capital will be reduced by invalidating, without payment, no more than 26,178,900 own shares possibly to be acquired by the company prior to the General Meeting of shareholders.

The invalidation concerns only the own shares held by the company.

The purchase price of the shares will be deducted from the distributable shareholders’ equity. The restricted shareholders’ equity will not be reduced, as the book value (equivalent value) of the invalidated shares will be transferred from the share capital to the share premium reserve.

The reduction in share capital will not affect the distribution of share ownership and the voting rights within the company, as the shares to be invalidated are in the possession of the company.

3.

The Board of Directors’ proposal that the Annual General Meeting decide on the buying back of the company’s own shares using its distributable funds on the following terms:

Own shares will be bought back for use as payment when the company acquires assets relating to its business operations and as consideration in any company acquisitions and as part of the company’s share ownership plan in the manner and to the extent decided by the Board of Directors, or otherwise for relinquishment or invalidation.

The number of shares to be bought back will be no fewer than 100 and no more than 25,000,000.

The shares will be purchased through public trading on the Helsinki Stock Exchange.

The shares will be purchased at the market price quoted in public trading at the time of purchase. The purchase price will be paid to the sellers within the payment time specified in the rules of the Helsinki Stock Exchange and Finnish Central Securities Depository Ltd.

Purchase of the shares will reduce the company’s distributable shareholders’ equity.

As the maximum number of shares to be bought back represents less than 5% of the total number of the company’s shares and less than 5% of the number of votes carried by the shares, the purchase will have no major impact on the distribution of share ownership and voting rights within the company.

Under the terms of the Companies Act, at 26 January 2005, insiders owned a total of 114,882,537 of the company’s 524,450,272 shares, which represents 21.91% of the company’s share capital. Insiders controlled 21.91% of the voting rights carried by the shares before the proposed buy-back of own shares. As the company intends to buy back its own shares through public trading on the Helsinki Stock Exchange without knowing the sellers of the shares, the proportion of the company’s share capital and voting rights controlled by insiders after the share buy-back cannot be determined.

4.

The Board of Directors’ proposal that the Annual General Meeting authorise the Board to decide on the disposal of the own shares bought back in accordance with the above decision on the following conditions:

The authorisation concerns a maximum of 25,000,000 own shares bought back by the company.

The Board of Directors will be authorised to decide to whom and in what order it will dispose of the said shares. The Board of Directors may decide to dispose of the shares otherwise than in proportion to the existing pre-emptive rights of shareholders to purchase the company’s shares.

The shares will be used as payment when the company acquires assets relating to its business operations and as consideration in any company acquisitions and as part of the company’s share ownership plan in the manner and to the extent decided by the Board of Directors.

The shares will be sold for at least the market price quoted for them in public trading on the Helsinki Stock Exchange at the moment of sale.

This authorisation will remain valid for one year from the date of the decision of the Annual General Meeting.

5.

Proposal to authorise the Board of Directors to decide on increasing the share capital by issuing new shares and/or convertible bonds

The Board of Directors proposes that the General Meeting authorise the Board to decide, within one year following the Annual General Meeting, on increasing the share capital through one or several issuances of new shares and/or one or several convertible bond issues. On the basis of such issues of new shares or convertible bond loans, the share capital can be increased by a maximum of EUR 178,015,500, representing 104,715,000 new shares with a book value (equivalent value) of EUR 1.70 per share.

The authorisation entitles the Board of Directors to deviate from the shareholders’ pre-emptive rights to subscribe for new shares and convertible bonds and to decide upon the subscription prices and the other terms of the subscription. The shareholders’ pre-emptive subscription rights can only be deviated from provided that the company has important economic grounds for doing so, including financing corporate acquisitions, and enabling restructurings or other development of the company’s business operations. The Board of Directors may not deviate from the shareholders’ pre-emptive subscription rights for the benefit of a person belonging to the insider circle of the company.

When the share capital is increased through a share issuance, the Board of Directors will be entitled to decide that a share subscription payment may be made as a payment in kind or otherwise on specified terms.

6.

The Board of Directors’ proposal that the Annual General Meeting decide to issue stock options to the key personnel of the UPM-Kymmene Group as well as to a wholly owned subsidiary of UPM-Kymmene Corporation on the following terms:

It is proposed that the shareholders’ pre-emptive right to share subscription be deviated from, since the stock options form a part of the incentive and commitment programme for the key personnel. The number of stock options issued will be 9,000,000. Of the stock options, 3,000,000 will be marked with the symbol 2005F, 3,000,000 with the symbol 2005G and 3,000,000 with the symbol 2005H. In total, the stock options will entitle to the subscription of a maximum of 9,000,000 shares in UPM-Kymmene Corporation.

The share subscription price for the stock option 2005F shall be the trade volume weighted average quotation of UPM-Kymmene Corporation’s share on the Helsinki Stock Exchange between 1 January - 28 February 2005 with an addition of 10 per cent, for the stock option 2005G the trade volume weighted average quotation of UPM-Kymmene Corporation’s share on the Helsinki Stock Exchange between 1 January - 28 February 2006 with an addition of 10 per cent, and for the stock option 2005H the trade volume weighted average quotation of UPM-Kymmene Corporation’s share on the Helsinki Stock Exchange between 1 January - 28 February 2007 with an addition of 10 per cent.

The share subscription price of the stock options shall, as per the dividend record date, be reduced by the amount of the dividend decided after the end of the period for determination of the subscription price but before the share subscription. However, the subscription price of the share shall always be no less than the book value (equivalent value) of the share.

The share subscription period for the stock options 2005F shall be 1 October 2006 - 31 October 2008, for the stock options 2005G 1 October 2007 - 31 October 2009, and for the stock options 2005H 1 October 2008 - 31 October 2010.

As a result of the share subscriptions made against the 2005 stock options, the share capital of UPM-Kymmene Corporation may be increased by a maximum of EUR 15,300,000.

7.

The proposals made by the shareholders Annina Käppi, Matti Liimatainen, Oras Tynkkynen, Tuomas Rantanen, Thomas Wallgren and Otto Miettinen regarding the presentation of agreements made between UPM-Kymmene Corporation and Asia Pacific Resources International Holdings Ltd (April), the chemical pulp procurement policy of UPM-Kymmene Corporation, the set-off of receivables from April upon certain conditions, and a demand for stricter control of illegal loggings to be made to the State of Indonesia.

Information

The annual report for the year 2004 will be available for viewing on the Internet at the address www.upm-kymmene.com as of 17 March, 2005.

The financial statements of the company and the proposals mentioned in points 6 and 7 will be available for inspection by the shareholders as of Thursday, 24 March 2005 at UPM-Kymmene Corporation’s Head Office (address below). Copies of these documents will be sent to the shareholders on request.

Right to attend the meeting

Shareholders wishing to attend the meeting must be registered in the list of the company’s shareholders maintained by Finnish Central Securities Depository Ltd. on Monday, 21 March 2005.

Shareholders whose shares have not been transferred to the book-entry securities system may also attend the meeting, provided that they were registered in Kymmene Corporation’s list of shareholders before 21 August 1992, or in Repola Ltd’s list of shareholders before 28 February 1994, or that they have notified the company of their share ownership and established their valid title and right to attend the meeting. In such cases the shareholders must present to the meeting their share certificates or proof of their whereabouts, or other evidence that the title to the shares has not been transferred to a book-entry account.

Shareholders wishing to attend the meeting must inform the company thereof no later than by 4 pm on Thursday, 24 March 2005 in writing to UPM-Kymmene Corporation, Share Register, Eteläesplanadi 2, P.O.Box 380, FIN-00101 Helsinki, Finland, by telephone to numbers +358 (0)2041 50108 or +358 (0)2041 50109 from Monday to Friday between 8 am - 4 pm, by telefax to number +358 (0)2041 50333, or via the Internet at www.upm-kymmene.com. Written notifications must arrive before the deadline stated above. Possible proxies should be submitted in connection with the notifications of attendance.

Shareholders registered under nominees

Custodians of nominee accounts accept notifications of attendance from shareholders taken from the nominee register as well as the information on the parties representing them at the meeting. The custodians will forward the information regarding the nominee-registered shareholders to Finnish Central Securities Depository Ltd. for inclusion in the list of the company’s shareholders drawn up for the meeting.

Composition of the Board of Directors

The Nomination Committee proposes to the Annual General Meeting that the number of the members of the Board of Directors be 10 members, and that the Board members: Martti Ahtisaari, Michael Bottenheim, Berndt Brunow, Karl Grotenfelt, Georg Holzhey, Jorma Ollila, Françoise Sampermans, Gustaf Serlachius and Vesa Vainio, be re-elected for the new term that will continue until the end of the next Annual General Meeting of shareholders. Additionally, the Nomination Committee proposes that Ms. Wendy E. Lane, an American, be elected as the new Board member for the same term. Ms. Lane is the Chairman of an American investment firm Lane Holdings, Inc. She has served as a Board member of various listed companies for several years. At present she is on the Board of the companies Laboratory Corporation of America and Willis Group Holdings Limited.

Auditor

The Audit Committee proposes to the Annual General Meeting that the auditing company PricewaterhouseCoopers Oy be re-elected for the new term that will continue until the end of the next Annual General Meeting of shareholders.

Payment of dividend

The Board of Directors has decided to propose to the Annual General Meeting that a dividend of EUR 0.75 per share be paid for the financial year 2004. The dividend will be paid to the shareholders who are registered in the list of shareholders maintained by Finnish Central Securities Depository Ltd. on 5 April 2005, which is the record date for the dividend payment. The Board of Directors proposes to the Annual General Meeting that the dividend payment be made on Tuesday, 12 April 2005.

In the case of shareholders permanently resident outside Finland, tax at source will be deducted from the dividend payment.

Helsinki, 1 February 2005

BOARD OF DIRECTORS

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations